Filed by: NantKwest, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: NantKwest, Inc.

Commission File No.: 001-37507

NEWS RELEASE

ALL THREE INDEPENDENT PROXY ADVISORY FIRMS – ISS, GLASS LEWIS AND EGAN-JONES – RECOMMEND NANTKWEST STOCKHOLDERS VOTE “FOR” THE PENDING MERGER WITH IMMUNITYBIO

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The NantKwest Special Committee and the NantKwest Board of Directors recommend stockholders vote “FOR” the transaction in advance of the virtual special meeting scheduled for March 8, 2021 at 9:30 a.m. Pacific Time

•	Stockholders are encouraged to vote, no matter how many or how few shares they own

•	Vote TODAY by telephone, online at www.proxypush.com/NK or by mailing proxy card

•	Mackenzie Partners, the Company’s proxy solicitor, is available to answer any questions and help stockholders vote their shares

EL SEGUNDO, Calif., February 24, 2021 — NantKwest, Inc. (NASDAQ: NK), a clinical-stage, natural killer cell-based therapeutics company, today announced that leading independent proxy advisory firms Institutional Shareholder Services Inc. (“ISS”), Glass, Lewis & Co., LLC (“Glass Lewis”), and Egan-Jones Proxy Services (“Egan-Jones”) have recommended NantKwest stockholders vote “FOR” the pending merger with ImmunityBio.

ISS concluded in its February 24, 2021 report:

“Both NK and ImmunityBio have engaged in multiple combined clinical trials and collaborative development activities, and this combination has the potential to streamline operations and create strategic and financial synergies. Moreover, the significant appreciation in NK shares since announcement appears to suggest shareholders view the proposed transaction and the prospects of the combined company quite favorably. Considering the strategic and financial synergies of the combined companies and potential downside risk to non-approval, given the significant increase in NK’s stock price since announcement, a vote FOR this transaction is warranted.”

Glass Lewis stated in its February 22, 2021 report:

“We thus expect a combination of the two firms would potentially streamline and simplify existing operational and financial complexities, while also unlocking synergy value tied to a more diversified therapeutic pipeline.”

“Viewed collectively, then, we believe there is adequate procedural, strategic and quantitative cause for investor support at this time.”

Egan-Jones said in its February 24, 2021 report:

“We believe that the proposal is in the best interests of, and will provide certain long-term advantages to, the Company and the shareholders.”

“Based on the review of publicly available information on strategic, corporate governance and financial aspects of the proposed transaction, Egan-Jones views the proposed transaction to be a desirable approach in maximizing shareholder value.”

The NantKwest Special Committee and the NantKwest Board of Directors recommend that stockholders vote “FOR” the proposal to approve the pending merger with ImmunityBio in advance of the Special Meeting, which will be held on March 8, 2021 at 9:30 a.m. Pacific Time. Due to the pandemic, the Special Meeting will be held exclusively online via a live audio webcast at www.proxypush.com/NK. There is no physical location for the special meeting.

The approval of the merger requires the affirmative vote of holders of a majority of all of the outstanding shares of NantKwest common stock as of the record date, January 29, 2021, other than shares of NantKwest common stock held by certain NantKwest significant stockholders or any of their respective controlled affiliates or any of the directors or executive officers of NantKwest or ImmunityBio. Stockholders are encouraged to vote their shares, no matter how many or how few they own.

Whether or not a stockholder intends to attend the virtual special meeting, the NantKwest Board asks that they vote TODAY by telephone, Internet at www.proxypush.com/NK or by completing, signing, dating and returning the proxy card enclosed in the proxy.

Any stockholder with questions about the special meeting or in need of assistance in voting their shares should contact the Company’s proxy solicitor:

Mackenzie Partners

1407 Broadway, 27th Floor

New York, New York 10018

Email: proxy@mackenziepartners.com

Call Collect: (212) 929-550

Toll-Free: (800) 322-2885

About NantKwest

NantKwest (NASDAQ: NK) is an innovative, clinical-stage, immunotherapy company focused on harnessing the power of the innate immune system to treat cancer and infectious diseases. NantKwest is the leading producer of clinical dose forms of off-the-shelf natural killer (NK) cell therapies. The activated NK cell platform is designed to destroy cancer and virally-infected cells. The safety of these optimized, activated NK cells—as well as their activity against a broad range of cancers—has been tested in phase I clinical trials in Canada and Europe, as well as in multiple phase I and II clinical trials in the United States. By leveraging an integrated and extensive genomics and transcriptomics discovery and development engine, together with a pipeline of multiple, clinical-stage, immuno-oncology programs, NantKwest’s goal is to transform medicine by bringing novel NK cell-based therapies to routine clinical care. NantKwest is a member of the NantWorks ecosystem of companies. For more information, please visit www.nantkwest.com.

Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed transaction involving NantKwest and ImmunityBio, including statements as to the expected timing, completion and effects of the proposed transaction. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the potential transaction between NantKwest and ImmunityBio, (v) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (vi) unexpected costs, charges or expenses resulting from the proposed transaction, (vii) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (viii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (ix) inability to retain and hire key personnel, and (x) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact NantKwest’s business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

Certain information contained in this communication relates to or is based on studies, publications, surveys and other data obtained from third-party sources and NantKwest’s and ImmunityBio’s own internal estimates and research. While NantKwest and ImmunityBio believe these third-party sources to be reliable as of the date of this communication, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this communication involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NantKwest and ImmunityBio each believes its own internal research is reliable, such research has not verified by any independent source.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, NantKwest filed with the SEC a registration statement on Form S-4, which included a prospectus and joint proxy / solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). The registration statement was declared effective on February 1, 2021 and the solicitation statement/prospectus was first mailed to stockholders of NantKwest on or about February 5, 2021. NantKwest may also file other documents regarding the proposed transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents once they are filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.nantkwest.com.

Participants in the Solicitation

NantKwest and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of NantKwest in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of NantKwest in NantKwest’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the registration statement, solicitation statement / prospectus and other relevant materials to be filed with the SEC by NantKwest regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from NantKwest using the sources indicated above.

Contacts

Investors

Sarah Singleton

NantKwest

844-696-5235, Option 5

Media

Andrew Siegel / Greg Klassen

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Media

Amy Jobe, Ph.D.

LifeSci Communications

315-879-8192

ajobe@lifescicomms.com

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